Exhibit 3.8
ARTICLES OF AMENDMENT

TO

ARTICLES OF INCORPORATION

OF

HOMELAND INTEGRATED SECURITY SYSTEMS, INC.

Pursuant to the provisions of section 607.1006, Florida Statutes, this Florida Profit Corporation adopts the following amendment(s) to its Articles of Incorporation:

1. The text of each amendment adopted is as follows:

a. Authorization of a new Class of Preferred Stock. Article IV is hereby amended as set forth in Exhibit A attached hereto

2.	The date of adoption of this amendment was as follows: August 31, 2005

3.	(Check either a, b, c, or d, whichever is applicable)

a. X The amendment(s) was (were) approved by the shareholders.
b. The amendment(s) was (were) approved by the shareholders through voting groups.
c. The amendment(s) was (were) adopted by the board of directors without shareholder action and shareholder action was not required.
d.  The amendment(s) was (were) approved by the incorporators without shareholder action, and shareholder action was not required.

Signed this 31st day of August, 2005
Homeland Integrated Security Systems, Inc.
                                                                                  Name of Corporation

    ___________________________ ____
                                                                                                         Signature

                                                                                                                                            Frank A. Moody II, President
                                            Type or Print Name and Title

EXHIBIT A

The Corporation hereby creates a new series out of its Series C Preferred Stock consisting of 10,000,000 shares of “Series C Convertible Preferred Stock” having the preferences, limitations and relative rights set forth below:

(1) Designation and Rank. The series of Series C Convertible Preferred Stock shall be designated the "Series C Convertible Preferred Stock" ("Series C Convertible Preferred") and shall consist of 10,000,000 shares. The Series C Convertible Preferred and any other series of Preferred Stock authorized by the Board of Directors of this Corporation are hereinafter referred to as "Preferred Stock" or "Preferred." The Series C Convertible Preferred shall be senior to the common stock.

(2) Conversion into Common Stock.

(a) Right to Convert. Each share of Series C Convertible Preferred shall be convertible, at the option of the holder thereof, at any time after one month from the date of issuance (the "Conversion Date") into one (1) share of fully paid and non-assessable share of Common Stock (the "Conversion Ratio").

(b) Mechanics of Conversion. Before any holder shall be entitled to convert, he shall surrender the certificate or certificates representing Series C Convertible Preferred to be converted, duly endorsed or accompanied by proper instruments of transfer, at the office of the Corporation or of any transfer agent, and shall give written notice to the Corporation at such office that he elects to convert the same. The Corporation shall, as soon as practicable thereafter, issue a certificate or certificates for the number of shares of Common Stock to which the holder shall be entitled. The Corporation shall, as soon as practicable after delivery of such certificates, or such agreement and indemnification in the case of a lost, stolen or destroyed certificate, issue and deliver to such holder of Series C Convertible Preferred a certificate or certificates for the number of shares of Common Stock to which such holder is entitled as aforesaid and a check payable to the holder in the amount of any cash amounts payable as the result of a conversion into fractional shares of Common Stock. Such conversion shall be deemed to have been made immediately prior to the close of business on the date of such surrender of the shares of Series C Convertible Preferred to be converted.

(c) Adjustments to Conversion Ratio.

(1) Merger or Reorganization. In case of any consolidation or merger of the Corporation as a result of which holders of Common Stock become  entitled to receive other stock or securities or property, or in case of any conveyance of all or substantially all of the assets of the Corporation to another corporation, the Corporation shall mail to each holder of Series C Convertible Preferred at least thirty (30) days prior to the consummation of such event a notice thereof, and each such holder shall have the option to either (i) convert such holder's shares of Series C Convertible Preferred into shares of Common Stock pursuant to this Section 3 and thereafter receive the number of shares of stock or other securities or property to which a holder of the number of shares of Common Stock of the Corporation deliverable upon conversion of such Series C Convertible Preferred would have been entitled upon such consolidation, merger or conveyance, or (ii) exercise such holder's rights pursuant to Section 4(a). Unless otherwise set forth by the Board of Directors, the Conversion Ratio shall not be affected by a stock dividend or subdivision (stock split) on the Common Stock of the Corporation, or a stock combination (reverse stock split) or stock consolidation by reseriesification of the Common Stock. However, once the Series C Convertible Preferred has been converted to Common Stock, it shall be subject to all corporate actions that affect or modify the common stock.

(d) No Impairment. The Corporation will not, by amendment of its Articles of Incorporation, this Certificate of Designation or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Corporation, but will at all times in good faith assist in the carrying out of all the provisions of this Section 4 and in the taking of all such action as may be necessary or appropriate in order to protect the Conversion Rights of the holders of the Series C Convertible Preferred against impairment.

(e) Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Conversion Ratio of the Series C Convertible Preferred pursuant to this Section 3, the Corporation at its expense shall promptly compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of Series C Convertible Preferred a certificate setting forth such adjustment or readjustment and the calculation on which such adjustment or readjustment is based. The Corporation shall, upon the written request at any time of any holder of Series C Convertible Preferred, furnish or cause to be furnished to such holder a like certificate setting forth (i) such adjustments and readjustments, (ii) the Conversion Ratio for the Series C Convertible Preferred at the time in effect and (iii) the number of shares of Common Stock and the amount, if any, of other property which at the time would be received upon the conversion of the Series C Convertible Preferred.

(f) Common Stock Reserved. The Corporation shall reserve and keep available out of its authorized but unissued Common Stock such number of shares of Common Stock as shall from time to time be sufficient to effect conversion of the Series C Convertible Preferred.

(4) Liquidation Preference. (a) In the event of any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary (a "Liquidation"), the assets of the Corporation available for distribution to its stockholders shall be distributed as follows:

(1) The holders of the Series C Convertible Preferred shall be entitled to receive, prior to the holders of the other series of Preferred Stock and prior and in preference to any distribution of the assets or surplus funds of the Corporation to the holders of any other shares of stock of the corporation by reason of their ownership of such stock, an amount equal to $1.00 per share with respect to each share of Series C Convertible Preferred.

(2) If upon occurrence of a Liquidation the assets and funds thus distributed among the holders of the Series C Convertible Preferred shall be insufficient to permit the payment to such holders of the full preferential amount, then the entire assets and funds of the Corporation legally available for distribution shall be distributed among the holders of the Series C Convertible Preferred ratably in proportion to the full amounts to which they would otherwise be respectively entitled.

(3) After payment of the full amounts to the holders of Series C Convertible Preferred as set forth above in paragraph (1), any remaining assets of the Corporation shall be distributed pro rata to the holders of the Preferred Stock and Common Stock (in the case of the Preferred Stock, on an "as converted" basis into Common Stock).

(b) For purposes of this Section 4, and unless a majority of the holders of the Series C Convertible Preferred affirmatively vote or agree by written consent to the contrary, a Liquidation shall be deemed to include (i) the acquisition of the Corporation by another entity by means of any transaction or series of related transactions (including, without limitation, any reorganization, merger or consolidation) and (ii) a sale of all or substantially all of the assets of the Corporation, unless the Corporation's stockholders of record as constituted immediately prior to such acquisition or sale will, immediately after such acquisition or sale (by virtue of securities issued as consideration for the Corporation's acquisition or sale or otherwise) hold at least fifty percent (50%) of the voting power of the surviving or acquiring entity.

(c) If any of the assets of the Corporation are to be distributed other than in cash under this Section 4, then the board of directors of the Corporation shall promptly engage independent competent appraisers to determine the value of the assets to be distributed to the holders of Preferred Stock or Common Stock. The Corporation shall, upon receipt of such appraiser's valuation, give prompt written notice to each holder of shares of Preferred Stock or Common Stock of the appraiser's valuation.

(5) Voting Rights. Except as otherwise required by law, the holders of Series C Convertible Preferred and the holders of Common Stock shall be entitled to notice of any stockholders' meeting and to vote as a single Series upon any matter submitted to the stockholders for a vote as follows: (i) the holders of each series of Preferred Stock shall have one vote for each full share of Common Stock into which a share of such series would be convertible on the record date for the vote, or, if no such record date is established, at the date such vote is taken or any written consent of stockholders is solicited; and (ii) the holders of Common Stock shall have one vote per share of Common Stock held as of such date.

(6) Reissuance. No share or shares of Series C Convertible Preferred acquired by the Corporation by reason of conversion or otherwise shall be reissued as Series C Convertible Preferred, and all such shares thereafter shall be returned to the status of undesignated and unissued shares of Series C Preferred Stock of the Corporation.

(7) Directors. The holders of Series C Convertible Preferred and Common Stock voting together as a Series shall be entitled to elect the directors comprising the Board of Directors (and to fill any vacancies with respect thereto).

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